ETF Series Solutions
615 East Michigan Street | Milwaukee, Wisconsin 53202
February 14, 2023
Mr. John Grzeskiewicz
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	ETF Series Solutions (the “Trust”) McElhenny Sheffield Managed Risk ETF (the “Fund”) (S000074297) File Nos. 333-179562 and 811-22668
Dear Mr. Grzeskiewicz:
This correspondence responds to comments that the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to Post-Effective Amendment No. 844 to the Trust’s Registration Statement on Form N-1A filed December 21, 2022 (the “Amendment”) with respect to the Fund, a series of the Trust. For your convenience, the comments have been reproduced with a response following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
Comment 1.Please confirm whether the acquired fund fees and expenses of the Fund will remain the same as stated in the current prospectus dated November 10, 2021. Please also provide a completed fee table.
Response:    The acquired fund fees and expenses of the Fund will not remain the same. The fee table in the prospectus dated November 10, 2021 reflects the Fund’s estimated acquired fund fees and expenses in connection with the Fund’s commencement of operations. As shown below, the fee table has been updated to reflect the Fund’s acquired fund fees and expenses for the Fund’s fiscal period ended October 31, 2022. The fee table for the Fund will appear as follows:
Fees and Expenses of the Fund
The following table describes the fees and expenses you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.84%
Distribution and/or Service (Rule 12b-1) Fees	0.00%
Other Expenses	0.00%
Acquired Fund Fees and Expenses[1]	0.12%
Total Annual Fund Operating Expenses	0.96%

1 Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies. Total Annual Fund Operating Expenses do not correlate to the expense ratios in the Fund’s Financial Highlights because the Financial Highlights include only the direct operating expenses incurred by the Fund and exclude Acquired Fund Fees and Expenses.
Expense Example
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then continue to hold or redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:
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1 Year:	$98	3 Years:	$306	5 Years:	$531	10 Years:	$1,178
Comment 2.Please add disclosure to the Principal Investment Strategies section of the Prospectus to clarify that the Fund will be 100% invested in ETFs. If the Fund will not be 100% invested in ETFs, please disclose the extent to which the Fund will invest in non-ETFs.
Response:    The requested change has been made. The following sentence has been added to the first paragraph of the Principal Investment Strategies section of the Prospectus on page 3:
“Under normal market conditions, the Fund invests approximately 100% of its assets in the Underlying Investments. The Fund may take temporary defensive positions when the Sub-Adviser believes that current market, economic, political or other conditions are unsuitable and would impair the pursuit of the Fund’s investment objectives.”
Comment 3.Please add disclosure to “Derivative Securities Risks” in the Principal Investment Risks sections of the Prospectus to clarify that this is a risk to the Fund only through its Underlying Investments.
Response:    The requested change has been made.

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If you have any questions or require further information, do not hesitate to contact me at (414) 516-1556 or Kathryne.Keough@usbank.com
Sincerely,

/s/ Kathryne E. Keough
Kathryne E. Keough
Assistant Vice President
For U.S. Bank Global Fund Services,
as administrator for the Fund

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